UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                                MAVESA, S.A.
        ------------------------------------------------------------
                              (Name of Issuer)

         Common Stock, nominal value 10 Bolivars (Bs.10) ("Shares")
                                    and
          American Depositary Shares ("ADSs"), each representing
                         60 shares of Common Stock
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 5777171019
        ------------------------------------------------------------
                               (CUSIP Number)

                          Guillermo Bolinaga, Esq.
                           Primor Alimentos, C.A.
                  2da. Avenida de Los Cortijos de Lourdes
                     Edificio Centro Empresarial Polar
                          Caracas, Venezuela 07054
                              +(582) 202-3364

                              With a copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                                    and

                           Fulvio Italiani, Esq.
                    d'Empaire Reyna Bermudez & Asociados
               Edificio Bancaracas, P.H., Plaza La Castellana
                             Caracas, Venezuela
                         Telephone +(582) 264-6244
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             February 20, 2001
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP NO. 5777171019
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Primor Alimentos, C.A.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          SEE ITEM 3.
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     -------------------------------------------------------------------
                            7.   SOLE VOTING POWER
                                 0 Shares
          NUMBER OF         --------------------------------------------
            SHARES          8.   SHARED VOTING POWER
         BENEFICIALLY            3,500 Shares
           OWNED BY              (including Shares represented by ADSs)
            EACH            --------------------------------------------
          REPORTING         9.   SOLE DISPOSITIVE POWER
           PERSON                0 Shares
            WITH            --------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 1,384,450,605 Shares
                                 (including Shares represented by ADSs)*
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,384,450,605 Shares*
                   (including Shares represented by ADSs)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                              38.49%*
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------
-----------------
* The filing of this Schedule 13D is not, and shall not be construed as, an admission that Primor Alimentos, C.A. or any of its executive officers or directors beneficially owns any of the Shares or ADSs for which it is listed as having shared dispositive power. See Items 5 and 6.




                                SCHEDULE 13D

     CUSIP NO. 5777171019
     --------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Primor Inversiones, C.A.
     --------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     --------------------------------------------------------------------
     3.   SEC USE ONLY

     --------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          SEE ITEM 3.
     --------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )
     --------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     --------------------------------------------------------------------
                            7.   SOLE VOTING POWER
           NUMBER OF             0 Shares
            SHARES          ---------------------------------------------
         BENEFICIALLY       8.   SHARED VOTING POWER
           OWNED BY              0 Shares
             EACH           ---------------------------------------------
           REPORTING        9.   SOLE DISPOSITIVE POWER
            PERSON               0 Shares
             WITH           ---------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 1,384,447,105 Shares
                                 (including Shares represented by ADSs)**
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,384,447,105 Shares**
                   (including Shares represented by ADSs)
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                              38.49%**
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     --------------------------------------------------------------------
---------------
** The filing of this Schedule 13D is not, and shall not be construed as, an admission that Primor Inversiones, C.A. or any of its executive officers or directors beneficially owns any of the Shares or ADSs for which it is listed as having shared dispositive power. See Items 5 and 6.




                                SCHEDULE 13D

     CUSIP NO. 5777171019
     ---------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Leonor Gimenez de Mendoza
     ---------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     ---------------------------------------------------------------------
     3.   SEC USE ONLY

     ---------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          SEE ITEM 3.
     ---------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )
     ---------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     ---------------------------------------------------------------------
                            7.   SOLE VOTING POWER
           NUMBER OF             0 Shares
            SHARES          ----------------------------------------------
         BENEFICIALLY       8.   SHARED VOTING POWER
           OWNED BY              3,500 Shares
            EACH                 (including Shares represented by ADSs)***
         REPORTING          ----------------------------------------------
           PERSON           9.   SOLE DISPOSITIVE POWER
            WITH                 0 Shares
                            ----------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                 1,384,450,605 Shares
                                 (including Shares represented by ADSs)***
     ---------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,384,450,605 Shares
                    (including Shares represented by ADSs)***
     ---------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (x)
     ---------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                              38.49%***
     ---------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     ---------------------------------------------------------------------
--------
*** The filing of this Schedule 13D is not, and shall not be construed as, an admission that Mrs. Leonor Gimenez de Mendoza beneficially owns any of the Shares or ADSs for which she is listed as having shared voting or dispositive power. See Items 5 and 6.



      Primor Alimentos, C.A., a Venezuelan corporation ("Alimentos"), Primor Inversiones, C.A., a Venezuelan corporation and wholly owned subsidiary of Alimentos ("Inversiones" and, together with Alimentos, "Primor"), and Mrs. Leonor Gimenez de Mendoza ("Mrs. Gimenez de Mendoza" and, collectively with Alimentos and Inversiones, the "Reporting Persons"), hereby file this Amendment No. 1 (this "Amendment No. 1") to amend and supplement the Statement on Schedule 13D originally filed on March 2, 2001 by Inversiones and Alimentos (the "Statement"), with respect to shares ("Shares") of common stock, nominal value of 10 Bolivars (Bs.10) each, and American Depositary Shares ("ADSs"), each ADS representing 60 Shares, of Mavesa, S.A., a Venezuelan corporation ("Mavesa"). Mrs. Gimenez de Mendoza was not a signatory to the Statement, and is herewith being added as a signatory, and party to this Amendment No. 1. As provided in the Joint Filing Agreement filed as an exhibit hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, to file one Statement on Schedule 13D with respect to their ownership of Shares (including Shares represented by ADSs). Capitalized terms used but not described herein shall have the meanings ascribed thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 1.


ITEM 2.  IDENTITY AND BACKGROUND

      The response to Item 2 of the Statement is hereby amended and supplemented to add the following:

      In addition to Alimentos and Inversiones, this Schedule 13D is being filed by Mrs. Leonor Gimenez de Mendoza ("Mrs. Gimenez de Mendoza" and, collectively with Alimentos and Inversiones, the "Reporting Persons"). The Reporting Persons are filing this Schedule 13D jointly, pursuant to the Joint Filing Agreement filed as an exhibit hereto.

       In the aggregate, approximately 48.6% of the issued and outstanding voting securities of Alimentos are owned directly by entities in which Mrs. Gimenez de Mendoza has a controlling interest. Mrs. Gimenez de Mendoza is a director of both Alimentos and Inversiones. Certain other members of Mrs. Gimenez de Mendoza's family (the "Mendoza Gimenez family") hold positions on the Board of Directors and management of each of Alimentos and Inversiones. Certain members of the Mendoza Pacheco family, including those who have family relationships with Mrs. Gimenez de Mendoza and other members of the Mendoza Gimenez family, have a controlling interest in certain entities which in the aggregate own approximately 14% of the outstanding voting stock of Alimentos. The Reporting Persons do not believe that any other members of the Mendoza Gimenez family or the Mendoza Pacheco family are controlling persons of Alimentos or Inversiones.

      The name, citizenship, business address, present principal occupation and organization of employment of each of the executive officers and directors of Alimentos and Inversiones, including Mrs. Gimenez de Mendoza, and the name and business address of any organization in which such employment is conducted, in each case as of the date hereof, are set forth in Schedule I to Exhibit 99.01 to the Statement, and such Schedule I is hereby incorporated herein by reference.

      During the last five years and to the best knowledge of the Reporting Persons, the Reporting Persons and the executive officers and directors of the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

The responses to Items 5a. and 5b. of the Statement are hereby amended and supplemented as follows:

   a.-.b. Mrs. Gimenez de Mendoza may be deemed to be a controlling person of Alimentos and Inversiones, although none of the Reporting Persons concedes that Mrs. Gimenez de Mendoza is a controlling person of Alimentos or Inversiones. Accordingly, Mrs. Gimenez de Mendoza may be deemed to have shared dispositive power with respect to the 1,384,450,605 Shares (including Shares represented by ADSs) (representing 38.49% of the outstanding Shares (including Shares represented by ADSs) based on the number of Shares that Mavesa informed Alimentos were outstanding as of January 21, 2001) previously reported as beneficially owned by Alimentos (including 1,384,447,105 Shares (including Shares represented by ADSs) also beneficially owned by Inversiones), and shared voting power with respect to the 3,500 Shares (including Shares represented by ADSs) previously reported as beneficially owned by Alimentos, and may, therefore, be deemed to be the beneficial owner of such Shares (including Shares represented by ADSs). However, the filing of this Amendment No. 1 shall not be construed as an admission that Mrs. Gimenez de Mendoza is the beneficial owner of any such Shares.

            In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent a "group" is deemed to exist among the Reporting Persons, each of the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of the 1,384,450,605 Shares (including Shares represented by ADSs) beneficially owned by Alimentos (including 1,384,447,105 Shares (including Shares represented by ADSs) also beneficially owned by Inversiones). The filing of this Amendment No. 1 is not, and shall not be construed as, an admission for the purposes of Sections 13(d) and 13(g) and Regulation 13D-G of the Exchange Act nor for any other purposes or under any other provision of the Exchange Act or the rules promulgated thereunder that the Reporting Persons or any of the executive officers or directors of Alimentos or Inversiones beneficially owns any of the Shares or ADSs reported in this Schedule 13D.

            Except as set forth above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I to Exhibit 99.01 of the Statement beneficially owns any Shares or ADSs.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following document as an exhibit:


Exhibit 10.05 Joint Filing Agreement, dated as of March 19, 2001, among Alimentos, Inversiones and Mrs. Gimenez de Mendoza



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 2001
                                        PRIMOR INVERSIONES, C.A.


                                        By: /s/ Guillermo Bolinaga
                                           ---------------------------------
                                        Name:  Guillermo Bolinaga
                                        Title: General Counsel


                                        PRIMOR ALIMENTOS, C.A.


                                        By: /s/ Guillermo Bolinaga
                                           ---------------------------------
                                        Name:  Guillermo Bolinaga
                                        Title: General Counsel


                                        LEONOR GIMENEZ DE MENDOZA

                                        By: /s/ Leonor Gimenez de Mendoza
                                           ---------------------------------
                                        Leonor Gimenez de Mendoza





INDEX TO EXHIBITS


Exhibit 10.01     Shareholders Agreement, dated as of January 21,
                  2001, by and among Inversiones, Alimentos and certain holders of shares and ADSs of Mavesa named therein (incorporated by reference to Exhibit (d)(1) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.02 English translation of Exhibit 10.01, Shareholders Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and certain holders of shares and ADSs of Mavesa named therein (incorporated by reference to Exhibit (d)(3) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.03 Mavesa Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and Mavesa (incorporated by reference to Exhibit (d)(2) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.04     English translation of Exhibit 10.03, Mavesa
                  Agreement, dated as of January 21, 2001 by and among Inversiones, Alimentos and Mavesa (incorporated by reference to Exhibit (d)(4) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21,
                  2001)

Exhibit 10.05 Joint Filing Agreement, dated as of March 19, 2001, among Alimentos, Inversiones and Mrs. Gimenez de Mendoza

Exhibit 99.01     U.S. Offer to Purchase dated February 21, 2001
                  (incorporated by reference to Exhibit (a)(1) to the Statement on Schedule TO (with respect to the tender offer for ADSs) filed by Inversiones and Alimentos with the SEC on February 21, 2001)